February 13, 2013

Mike Hird

tel 858.509.4024

mike.hird@pillsburylaw.com

CONFIDENTIAL SUBMISSION

VIA EDGARLink

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Confidential submission of Receptos, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client Receptos, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit a Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Section 6(e) the Securities Act of 1933, as amended (the “Securities Act”) for non-public review by the Staff of the Securities and Exchange Commission prior to public filing of the Registration Statement.  The Registration Statement submitted herewith relates to the initial public offering of the Company’s common stock.   A formal filing of the Registration Statement will be made via EDGAR at a later date, which in no event will be later than 21 days before the Company commences its road show.

On behalf of our client, we confirm that as of the date of this letter, the Company is an “emerging growth company” as defined under Section 2(a)(19) of the Securities Act, because its total gross revenues during the year ended December 31, 2012, its last completed fiscal year, were less than $1 billion.  In addition, we confirm that as of the date of this letter, none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred.

Please direct any notices and communications with respect to this confidential submission to:

Mike Hird, Esq.

Patty DeGaetano, Esq.

Pillsbury Winthrop Shaw Pittman LLP

12255 El Camino Real, Suite 300

San Diego, CA  92130

Telephone:  (619) 234-5000

Facsimile:  (858) 509-4010

Email:  mike.hird@pillsburylaw.com and patty.degaetano@pillsburylaw.com

If you have any questions with respect to this confidential submission, please call me at (858) 509-4024 or Patty DeGaetano at (858) 509-4033.

Very truly yours,

/s/ Mike Hird

Mike Hird

cc:	Faheem Hasnain, President and Chief Executive Officer, Receptos, Inc.
Chrysa Mineo, Vice President, Corporate Development, Receptos, Inc.